January 6th, 2013

Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Grupo TMM, S.A.B.

Form 20-F for Fiscal Year Ended December 31, 2012

Filed May 15,2013

File No. 333-14194

Dear Mr. Shenk:

In response to your letter dated December 26 in which requires us to reply within the following ten business days of  its reception in order to confirm that we will revise our document in future filings and provide explanation of some different items of the Form 20-F for Fiscal Year Ended December 31, 2012.  Please note that the Company is working diligently to respond to the questions raised in your comment letter and intends to file its response accordingly

Thank you for your patience and consideration.

Sincerely

/s/ Carlos Pedro Aguilar Mendez
Carlos Pedro Aguilar Mendez
Chief Financial Officer

Grupo TMM, S. A. B.
Av. de la Cúspide No. 4755,Col Parques del Pedregal
C. P. 14010, Tlalpan, México, D.F.
Tel: (5255)5629 8866 Fax: (5255) 5666 1486
www.grupotmm.com